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NEWS RELEASE

                                                    March 8, 2002
                                                    P 099e
                                                    Michael Grabicki
                                                    Phone:  +49 6 21 60-9 99 38
                                                    Fax:  +49 6 21 60-2 01 29
                                                    michael.grabicki@basf-ag.de



BASF PROPOSES DIVIDEND OF E1.30 PER SHARE
-  DIVIDEND YIELD 3.1 PERCENT
-  DIVIDEND TO BE PAID OUT ON MAY 2, 2002


At the Annual Meeting on April 30, 2002, the Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft are proposing to pay a dividend for 2001 of E1.30 (previous year E1.30 plus E0.70 special dividend) per share. This would correspond to a total dividend payout of E758 million.

Relative to the 2001 year-end share price of E41.75, BASF shareholders will thus receive a dividend yield of 3.1 percent. In terms of the dividend yield, BASF shares therefore continue to occupy a top position among companies listed in Germany's DAX index, which underlines their attractiveness even in a difficult stock market environment.

Subject to approval by the Annual Meeting, the dividend will be paid out on May 2, 2002.

BASF will report its financial results for 2001 in detail at its Annual Press Conference on March 14, 2002. There will also be a conference for financial analysts on the same day.

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Page 2                                               P099e

BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. With sales of about E36 billion (circa $34 billion) in 2000 and over 90,000 employees, BASF is one of the world's leading chemical companies. BASF acts in accordance with the principles of Sustainable Development. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), Zurich (BAS), Paris (BA) and New York (BF). The company's Internet address is www.basf.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.